UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-17932
WEB.COM, INC. 401(k) SAVINGS PLAN
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

Web.com, Inc. 401(k) Savings Plan
Financial Statements, Supplemental Schedule and
Report of Independent Registered Public
Accounting Firm
As of December 31, 2006 and 2005 and
for the year ended December 31, 2006

Web.com, Inc. 401(k) Savings Plan
December 31, 2006 and 2005
Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits As of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2006	3

Notes to Financial Statements	4-9

Supplemental Schedule

Form 5500 — Schedule H — Line 4i Schedule of Assets Held for Investment Purposes (at End of Year)	10

EX-23.1 CONSENT OF GRANT THORNTON LLP

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator,
Web.Com, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Web.com, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Atlanta, Georgia
June 20, 2007

Web.com, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
ASSETS

Investments (Note C)	$20,630,860	$22,677,701
Receivables:
Participant contributions	—	31,787
Employer contributions	—	20,691

	—	52,478

NET ASSETS AVAILABLE FOR BENEFITS	$20,630,860	$22,730,179

The accompanying notes are an integral part of these financial statements.

Web.com, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

2006
ADDITIONS

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments (Note C)	$387,681
Dividend income	1,848,706
Interest income	87,071

2,323,458

Contributions:
Participants	718,027
Employer	400,739
Rollover	103,763

1,222,529

Total additions	3,545,987

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	5,633,389
Administrative expenses	11,917

Total deductions	5,645,306

Net decrease	(2,099,319)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	22,730,179

END OF YEAR	$20,630,860

The accompanying notes are an integral part of this financial statement.

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN
Web.com, Inc. (NASDAQ: WWWW), is a leading destination for simple yet powerful solutions for websites and web services which helps individuals and businesses leverage the power of the Internet to build a web presence. In this document, Web.com, Inc. may be referred to as “we,” “our” or “us.”
On March 20, 2006, Interland, Inc. announced a name change to Web.com, Inc. (the “Company” or the “Plan Sponsor”), in order to align itself more closely with its core web services business. Consequently, the name of the Company’s 401(k) savings plan was changed from the Interland 401(k) Savings Plan to the Web.com, Inc. 401(k) Savings Plan.
The following description of the Web.com, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1.	General
The Plan is a defined contribution plan covering substantially all employees of the Company, except leased employees, independent contractors, nonresident aliens, or those whose compensation and condition of employment are established by a collective bargaining agreement. Covered employees become eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
2.	Plan Administration
The Plan Sponsor has appointed the Benefits Department as the Plan Administrator and Fidelity Management Trust Company (“FMTC”) as the Plan Trustee. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), an affiliate of FMTC, provides recordkeeping and other administrative services to the Plan.
3.	Contributions
Each year, participants may contribute from 1% up to 75% of their pretax annual compensation as defined by the Plan. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions.
The Plan is designed to be a “safe-harbor” plan. The Plan provides that the match is non-discretionary and is equal to 100% of the first 4% of compensation that participants contribute each pay period to the Plan. During 2006 and 2005, the Company made discretionary “true-up” matching contributions to ensure that participants’ total matching amounts during 2006 and 2005 equaled 100% of the participants’ contribution up to 4% of their contributions. Additional safe-harbor matching contributions (i.e. contributions in excess of 4%) may be contributed at the option of the Company, provided that such contributions satisfy certain additional safe-harbor requirements. Contributions are subject to certain regulatory limitations.

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN — Continued
4.	Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.
5.	Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants are immediately vested in matching contributions received on or after January 1, 2000. Vesting in matching contributions received prior to January 1, 2000 is based on years of credited service.
6.	Investment Options
Participants may direct their contributions and any related earnings into a number of available investment options that vary in degree of risk and investment objective. Participants may change their investment options daily. The Plan Administrator or FMTC may change the investment options available to participants at any time. The following investment options were available as of December 31, 2006: Fidelity Retirement Money Market Portfolio, Alger MidCap Growth Institutional Fund, Fidelity Magellan Fund, Fidelity Equity Income Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Spartan U.S. Equity Index Fund, Fidelity Managed Income Portfolio, PIMCO Total Return Fund Administrative Class, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund and Web.com, Inc. Stock Fund. The Web.com, Inc. Stock Fund consists of the Company’s common stock and a short-term interest bearing cash account necessary to maintain liquidity. The Plan renamed the Interland, Inc. Stock Fund to the Web.com, Inc. Stock Fund effective March 20, 2006. In addition, from July 1, 2004 through February 26, 2006, the Interland, Inc. Stock Fund (now the Web.com, Inc. Stock Fund) was frozen to new contributions. Effective February 27, 2006, the Company removed the freeze on the Web.com, Inc. Stock Fund investment option.

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN — Continued
7.	Benefit Payments
Upon termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary will receive an amount equal to the value of the vested interest in the participant’s account. Participants may request in-service withdrawals if they are at least age 59 1/2 or have an immediate financial hardship. Participants may also elect to withdraw all or any part of their rollover account (including earnings). Participants receive payment in the form of a lump-sum distribution.
8.	Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6-60 months. The participant’s account balance collateralizes the loans, which bear interest at a rate based on the prime rate on the loan approval date. Interest rates ranged from 6.0% to 8.25% for loans outstanding at December 31, 2006. Principal and interest payments occur ratably through regular payroll deductions.
9.	Forfeitures and Administrative Expenses
Forfeitures represent the portion of the Participant’s Account that is not vested upon the participant’s termination date (see Note A-5). Forfeited nonvested amounts are used (1) to reinstate nonvested amounts to re-employed participants provided certain provisions of the Plan document are met, (2) to pay administrative expenses of the Plan, or (3) to reduce matching and other contributions to the Plan. During 2006, all accounts of terminated participants were reviewed by the Plan Trustee and any nonvested funds were transferred to the forfeiture account for terminated participants who no longer met the reinstatement provisions. Activity in the forfeiture account for 2006 is as follows:

2006
Forfeited nonvested accounts as of January 1	$38,792
Participant forfeitures during the year	493,465
Investment earnings	6,355
Forfeitures used to reduce employer contributions during the year	(50,672)
Other	244

Forfeited nonvested accounts (available to pay future expenses and reduce future employer contributions) as of December 31	$488,184

The Company pays for certain administrative expenses of the Plan including professional fees.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1.	Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
2.	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued by quoted market prices at the net asset value of shares held in trust for the Plan. Shares of common stock are valued by quoted market prices from a national exchange. Common/collective trust funds are valued at net unit value as determined by the Trustee. Participant loans and money market funds are valued at cost, which approximates fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. The Plan adopted the FSP in 2006. The adoption did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
3.	Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
4.	Benefit Payments
Benefit payments are recorded when paid.

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE C — INVESTMENTS
The following presents the fair value of investments. A more detailed presentation of the investments appears in the supplemental schedule of assets held for investment purposes (at end of year). Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2006	2005
Money market fund
Fidelity Retirement Money Market Portfolio	$1,948,072	$1,638,014

Mutual funds
Alger MidCap Growth Institutional Fund	1,208,786	1,433,613
Fidelity Magellan Fund	4,061,998	4,769,595
Fidelity Equity Income Fund	2,856,954	2,984,158
Fidelity Blue Chip Growth Fund	2,209,123	2,674,676
Spartan U.S. Equity Index Fund	1,864,100	2,273,809
Fidelity Low-Priced Stock Fund	879,169	1,127,446
PIMCO Total Return Fund Administrative Class	725,124	1,030,254
Fidelity Diversified International Fund	2,559,525	2,503,878
Individually less than 5% of net assets	1,864,079	1,792,547

	18,228,858	20,589,976
Common/collective trust
Individually less than 5% of net assets	63,163	160,664

Employer common stock fund
Individually less than 5% of net assets	283,882	129,825

Participant loans
Individually less than 5% of net assets	106,885	159,222

	$20,630,860	$22,677,701

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2006
Mutual funds	452,466
Employer common stock fund	(64,785)

$387,681

Web.com, Inc. 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2006 and 2005
NOTE D — RELATED PARTY TRANSACTIONS
Plan investments include shares of mutual funds, common/collective trusts and money market funds managed by an affiliate of FMTC as well as shares of the Company. FMTC is the Plan Trustee and the Company is the Plan Sponsor and, therefore, transactions in these investments qualify as party-in-interest transactions. Fees paid by the Plan to FIIOC, an affiliate of FMTC, for administrative services amounted to $11,917 for the year ended December 31, 2006.
NOTE E — TAX STATUS
The Internal Revenue Service (“IRS”) has informed the Company by a determination letter dated May 5, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Company has amended the Plan since the date of the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.
NOTE F — PLAN TERMINATION
Although the Company expects to continue the Plan indefinitely, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable. During 2005, the Company completed a restructuring, which included a reduction of approximately 150 full-time equivalent positions, out of an employee base of approximately 430. The restructuring constituted a “partial termination” under the Plan and the provisions of ERISA. The partial termination did not have a material effect on the Plan or the participants because under the terms of the Plan, the participants’ accounts already were fully vested prior to the partial termination.

Web.com, Inc. 401(k) Savings Plan
EIN 41-1404301/PN 001
Schedule of Assets Held for Investment Purposes (at End of Year)
Form 5500 — Schedule H — Line 4i
December 31, 2006

(a)	(b)	(c)		(e)
*	Fidelity Retirement Money Market Portfolio	1,948,072	shares of money market fund	1,948,072
	Alger MidCap Growth Institutional Fund	71,399	shares of mutual fund	1,208,786
*	Fidelity Magellan Fund	45,375	shares of mutual fund	4,061,998
*	Fidelity Equity Income Fund	48,795	shares of mutual fund	2,856,954
*	Fidelity Blue Chip Growth Fund	49,856	shares of mutual fund	2,209,123
*	Fidelity Low-Priced Stock Fund	20,192	shares of mutual fund	879,169
*	Fidelity Dividend Growth Fund	25,013	shares of mutual fund	792,401
*	Spartan U.S. Equity Index Fund	37,148	shares of mutual fund	1,864,100
	PIMCO Total Return Fund Administrative Class	69,858	shares of mutual fund	725,124
*	Fidelity Managed Income Portfolio	63,163	units of common/collection trust	63,163
*	Fidelity Diversified International Fund	69,270	shares of mutual fund	2,559,525
*	Fidelity Freedom Income Fund	842	shares of mutual fund	9,719
*	Fidelity Freedom 2005	1,164	shares of mutual fund	13,519
*	Fidelity Freedom 2010	1,713	shares of mutual fund	25,039
*	Fidelity Freedom 2015	1,485	shares of mutual fund	18,116
*	Fidelity Freedom 2020	8,063	shares of mutual fund	125,216
*	Fidelity Freedom 2025	8,879	shares of mutual fund	113,391
*	Fidelity Freedom 2030	11,774	shares of mutual fund	188,736
*	Fidelity Freedom 2035	20,586	shares of mutual fund	271,535
*	Fidelity Freedom 2040	32,321	shares of mutual fund	306,407
*	Web.com, Inc. Stock Fund	64,542	shares of employer common stock	283,882
*	Participant Loans		Interest rates range from 6.0% to 8.25%	106,885

				20,630,860

* Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Web.com, Inc. 401(k) Savings Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEB.COM, INC. 401(k) SAVINGS PLAN

DATE: June 22, 2007

/s/ Jon Christopher Nowlin

Jon Christopher Nowlin 401(K) Committee Chairman and Plan Administrator of Web.com, Inc. 401(K) Savings Plan Senior Vice President, Human Resources, Web.com, Inc.